

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THAT:

- ON 24 FEBRUARY 2005 COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUSTEE"), AWARDED ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AND OPTIONS OVER SHARES UNDER THE HILTON GROUP EXECUTIVE DEFERRED BONUS PLAN ("THE PLAN") AS PART OF THE BONUSES DUE IN RESPECT OF THE 2004 FINANCIAL YEAR TO EMPLOYEES OF COMPANIES IN THE HILTON GROUP OF COMPANIES INCLUDING MR D M C MICHELS, MR B G WALLACE AND MR C BELL ("THE EXECUTIVE DIRECTORS"), WHO ARE DIRECTORS OF THE COMPANY.

THE SHARES WILL VEST AUTOMATICALLY ON THE VESTING DATE WHICH IS LIKELY TO BE ON OR ABOUT 24 FEBRUARY 2007. SHARE INTERESTS UNDER THE PLAN MAY NOT BE SOLD, TRANSFERRED, CHARGED OR OTHERWISE DISPOSED OF PRIOR TO THE VESTING DATE.

SHARES WERE AWARDED TO THE EXECUTIVE DIRECTORS AS FOLLOWS:

NAME	NO OF SHARES AWARDED
C BELL	69,424
D M C MICHELS	143,466
B G WALLACE	91,197

EACH OF THE EXECUTIVE DIRECTORS CEASED ON 24 FEBRUARY 2005 TO BE INTERESTED IN 1,528,505 SHARES PREVIOUSLY HELD SUBJECT TO THE TERMS OF THE TRUST WHICH WERE AWARDED TO CERTAIN OTHER EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES.



IN ADDITION TO EACH DIRECTOR'S OWN INTEREST IN THE SHARES UNDER THE PLAN AS MENTIONED ABOVE, FOLLOWING THE AWARDS EACH OF THE EXECUTIVE DIRECTORS IS INTERESTED IN 2,548,233 SHARES HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. OPTIONS ISSUED BY THE TRUST IF EXERCISED IN FULL WOULD REQUIRE THE TRUST TO TRANSFER 2,564,600 SHARES TO EMPLOYEES.

- ON 24 FEBRUARY 2005 CONDITIONAL RIGHTS OVER SHARES GRANTED UNDER THE PERFORMANCE SHARE PLAN ("PSP") IN 2002 BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDED 31 DECEMBER 2004 VESTED FOR THREE OF THE EXECUTIVE DIRECTORS OF THE COMPANY AS FOLLOWS:

NAME	NO OF SHARES VESTED	NO. OF SHARES OVER WHICH RIGHTS HAVE LAPSED
C BELL	104,916	35,534
D M C MICHELS	202,085	68,444
B G WALLACE	166,423	56,366

- ON 24 FEBRUARY 2005 CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF SHARES WERE GRANTED UNDER THE PSP BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2007 TO THE FOUR EXECUTIVE DIRECTORS OF THE COMPANY AS FOLLOWS:

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
C BELL	178,438
I R CARTER	178,438
D M C MICHELS	293,883
B G WALLACE	218,246

- ON 24 FEBRUARY 2005 MR C BELL:

  1. PURCHASED 196,588 SHARES AT 166.45P PER SHARE, 95,336 SHARES AT 212.7P PER SHARE, 113,866 SHARES AT 197.6P PER SHARE AND 71,657 SHARES AT 290.7P PER SHARE BY EXERCISE OF OPTIONS HELD UNDER THE HILTON GROUP INTERNATIONAL SHARE OPTION SCHEME; AND

  2. SOLD 477,447 SHARES AT 313P PER SHARE AND 43,016 SHARES AT 317P PER SHARE.

- ON 24 FEBRUARY 2005 MR D M C MICHELS:

  1. PURCHASED 10,319 SHARES AT 290.7P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE HILTON GROUP 1978 EXECUTIVE SHARE OPTION SCHEME;

  2. PURCHASED 150,000 SHARES AT 197.6P PER SHARE, 216,096 SHARES AT 212.7P PER SHARE, 355,040 SHARES AT 166.45P PER SHARE AND 389,681 SHARES AT 290.7P PER SHARE BY EXERCISE OF OPTIONS HELD UNDER THE HILTON GROUP INTERNATIONAL SHARE OPTION SCHEME; AND

  3. SOLD 1,121,136 SHARES AT 313P PER SHARE AND 202,085 SHARES AT 317P PER SHARE.

- ON 24 FEBRUARY 2005 MR B G WALLACE:

  1. PURCHASED 177,961 SHARES AT 212.7P PER SHARE, 150,000 SHARES AT 197.6P PER SHARE, 150,000 SHARES AT 244.5P PER SHARE, 150,000 SHARES AT 193.95P PER SHARE AND 292,386 SHARES AT 166.45P PER SHARE BY EXERCISE OF OPTIONS HELD UNDER THE HILTON GROUP INTERNATIONAL SHARE OPTION SCHEME; AND

  2. SOLD 920,347 SHARES AT 313P PER SHARE AND 166,423 SHARES AT 317P PER SHARE.

FOLLOWING THESE TRANSACTIONS:

- MR BELL IS BENEFICIALLY INTERESTED IN 94,886 SHARES, HAS A TOTAL INTEREST UNDER THE PLAN IN 219,102 SHARES, HAS AN INTEREST IN A MAXIMUM TOTAL OF 625,961 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED AND

HOLDS OPTIONS TO PURCHASE 869,328 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES;

- MR CARTER HAS AN INTEREST IN A MAXIMUM TOTAL OF 178,438 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED;
- MR MICHELS IS BENEFICIALLY INTERESTED IN 314,045 SHARES, HAS A TOTAL INTEREST UNDER THE PLAN IN 415,512 SHARES, HAS AN INTEREST IN A MAXIMUM TOTAL OF 1,103,994 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED AND HOLDS OPTIONS TO PURCHASE 1,672,585 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES; AND
- MR WALLACE IS BENEFICIALLY INTERESTED IN 53,880 SHARES, HAS A TOTAL INTEREST UNDER THE PLAN IN 274,127 SHARES, HAS AN INTEREST IN A MAXIMUM TOTAL OF 819,857 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED AND HOLDS OPTIONS TO PURCHASE 1,525,731 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES.